# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0000902664-24-002402
Filed by CIK 0001314173
Persons authorized to receive notices and communications: Damien Leonard, L6 Holdings Inc., Pinetree Capital Ltd., 49 Leuty Ave., Toronto, Ontario Canada (A6), M4E 2R2, 416-941-9600; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- L6 Holdings Inc. (CIK 0002014948): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,625,000; sole dispositive power 0; shared dispositive power 1,625,000; aggregate amount beneficially owned 1,625,000 (10.9% of the class)
- Pinetree Capital Ltd. (CIK 0001314173): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 619,000; sole dispositive power 0; shared dispositive power 619,000; aggregate amount beneficially owned 619,000 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TruBridge, Inc.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Damien Leonard, Managing Director of L6 and President of PCL, has engaged in a director assessment process with the Board of the Issuer. In conjunction with this process, the Reporting Persons have offered to send the Issuer a term sheet outlining the high-level terms for a potential cooperative framework, including suggested improvements to the Issuer's corporate governance practices and Board composition.

## Signatures
- L6 Holdings Inc.: /s/ Damien Leonard, Damien Leonard, Managing Director (12/18/2024)
- Pinetree Capital Ltd.: /s/ Damien Leonard, Damien Leonard, President (12/18/2024)